October 14, 2015

VIA EDGAR

Mr. Brad Skinner

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Continental Resources, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed February 24, 2015

Response Dated August 18, 2015

File No. 1-32886

Dear Mr. Skinner:

Set forth below is the response of Continental Resources, Inc. (the “Company,” “we,” “us” or “our”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 2, 2015 (the “October Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2014, filed February 24, 2015 (the “Form 10-K”). The October Letter resulted from the Company’s August 18, 2015 response to a comment letter received from the Staff dated August 4, 2015.

If following a review of the information set forth below the Staff has further questions regarding our response, we respectfully request an opportunity to discuss this response letter further with the Staff.

For your convenience, our response is prefaced by the exact text of the Staff’s comment as set forth in the October Letter in italicized text.

Form 10-K for Fiscal Year Ended December 31, 2014

Financial Statements, page 66

Notes to Consolidated Financial Statements, page 72

Note 6. Fair Value Measurements, page 81

1.	Your response to comment 1 indicates that no probable or possible reserves were considered in your impairment assessment at December 31, 2014. Supplementally, explain your basis for this to us. As part of your response, describe, in reasonable detail, the specific properties to which the 2014 impairment charges relate and explain the extent to which probable or possible reserves were attributable to them. Additionally, explain how you considered whether market participants would have considered probable or possible reserves in valuing the properties.

To the extent that impairments of proved properties recorded during 2015 did not consider probable or possible reserves, provide similar information regarding the properties to which the impairments relate.

Response:

As disclosed in Note 6. Fair Value Measurements in our Form 10-K, we recorded impairments of proved properties totaling $236.8 million in the fourth quarter of 2014 (excluding an $18.2 million lower of cost or market adjustment for crude oil inventories). The impairments related to 14 fields in various operating areas. Of this amount, $96.9 million and $75.9 million were related to the Buffalo Red River Units field and Medicine Pole Hills Units field, respectively, both of which are mature waterflood fields. In addition, we recorded a total of $39.9 million in impairments on two fields in emerging areas that had minimal production and costly reserve additions. Combined, these four fields accounted for approximately 90% of our fourth quarter proved property impairments. Fourth quarter impairments recognized for the remaining 10 fields totaled $24.1 million, none of which were individually significant. From our experience, these areas have limited future development potential and/or relatively high operating costs and do not provide attractive rates of return in a low commodity price environment relative to other areas. Considering these factors, declining commodity prices, and the extreme uncertainty that existed in the oil and gas industry at year-end 2014, we as a market participant would not have, and do not believe other market participants would have, attributed significant value, if any, to any probable or possible reserves in any of the fields for which we recorded impairments. Therefore, probable and possible reserves were not considered in our impairment assessment at December 31, 2014.

Similarly in 2015, we recorded $75.0 million in proved property impairments for the six months ended June 30, 2015 on 12 fields in various operating areas resulting from declines in commodity prices subsequent to December 31, 2014 and continued capital spending in certain of the fields previously impaired in 2014. The three largest impaired fields were the Medicine Pole Hills Units field mentioned above ($14.7 million), one of the emerging areas mentioned above ($41.2 million), and the mature Watonga Chickasha Trend field ($8.0 million), altogether representing approximately 85% of total proved property impairments recognized through June 30, 2015. From our experience, these areas have limited future development potential and/or relatively high operating costs and do not provide attractive rates of return in a low commodity price environment relative to other areas. Considering these factors, significantly depressed commodity prices, and the continued uncertainty that existed in the oil and gas industry in the first half of 2015, we as a market participant would not have, and do not believe other market participants would have, attributed significant value, if any, to any probable or possible reserves in any of the fields for which we recorded impairments. Therefore, probable and possible reserves were not considered for the areas impaired in 2015.

In connection with responding to the Staff’s comment, we acknowledge:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please contact the undersigned at (405) 234-9110.

Sincerely,

/s/ John D. Hart
John D. Hart Senior Vice President, Chief Financial Officer and Treasurer

ESE/tm

cc:	Diane Fritz, U.S. Securities and Exchange Commission

Eric S. Eissenstat, Senior Vice President, General Counsel, Chief Risk Officer & Secretary

David P. Oelman, Vinson & Elkins LLP

Michael S. Telle, Vinson & Elkins LLP

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